Filed by Avista Healthcare Public Acquisition Corp.

pursuant to rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Act of 1934

Subject Company: Avista Healthcare Public Acquisition Corp.

Commission File No.: 333-221734

This filing relates to the proposed business combination (the “Business Combination”) of Avista Healthcare Public Acquisition Corp. (“AHPAC”) and Envigo International Holdings, Inc., a Delaware corporation (“Envigo”) resulting in AHPAC becoming the ultimate parent company to Envigo and Envigo’s direct and indirect subsidiaries, pursuant to the terms of that certain Transaction Agreement (the “Transaction Agreement”) dated as of August 21, 2017, as amended on November 22, 2017, December 22, 2017, January 21, 2018 and February 9, 2018, by and among AHPAC, Avista Healthcare Merger Sub, Inc., a Delaware corporation and direct wholly-owned subsidiary of AHPAC, Avista Healthcare NewCo, LLC, a Delaware limited liability company and direct wholly-owned subsidiary of AHPAC, Envigo and Jermyn Street Associates, LLC, solely in its capacity as Shareholder Representative (as defined in the Transaction Agreement).

The following is an Investor Presentation, dated February 2018, which will be used by AHPAC with respect to the Business Combination.

Additional Information about the Business Combination

In connection with the proposed Business Combination between Envigo and AHPAC, AHPAC filed with the Securities and Exchange Commission (“SEC”) a preliminary proxy statement and will file with the SEC and mail a definitive proxy statement and other relevant documentation to AHPAC’s shareholders. AHPAC’s shareholders and other interested persons are advised to read the preliminary proxy statement and, when available, the amendments thereto and the definitive proxy statement and documents incorporated by reference therein as these materials will contain important information about AHPAC, Envigo and the Business Combination. The definitive proxy statement will be mailed to AHPAC’s shareholders as of January 16, 2018. Shareholders will also be able to obtain a copy of the preliminary proxy statement and definitive proxy statement, once it is available, without charge, at the SEC’s website at http://sec.gov or by directing a request to: Avista Healthcare Public Acquisition Corp., 65 East 55th Street, 18th Floor, New York, NY 10022.

AHPAC shareholders will be able to obtain free copies of these documents and other documents containing important information about AHPAC and Envigo, once such documents are filed with the SEC.

Participants in the Solicitation

AHPAC and its directors, executive officers and other members of its management and employees may be deemed to be participants in the solicitation of proxies from AHPAC’s shareholders in connection with the proposed Business Combination. Shareholders are urged to carefully read the preliminary proxy statement filed with the SEC, and the definitive proxy statement regarding the proposed Business Combination when it becomes available, which contain important information. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of AHPAC’s shareholders in connection with the proposed Business Combination are included in the preliminary proxy statement, and will be set forth in the definitive proxy statement when it is filed with the SEC. Information about AHPAC’s executive officers and directors also are included in the preliminary proxy statement and will be set forth in the definitive proxy statement relating to the proposed Business Combination when it becomes available.

Disclaimer

This filing shall neither constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation, or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. This filing relates to a proposed Business Combination between AHPAC and Envigo.

Forward Looking Statements

This filing includes “forward looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “forecast,” “intend,” “seek,” “target,” “anticipate,” “believe,” “expect,” “estimate,” “plan,” “outlook,” and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Such forward looking statements include estimated financial information. Such forward looking statements with respect to revenues, earnings, performance, strategies, prospects and other aspects of the businesses of AHPAC, Envigo or the combined company after completion of the Business Combination are based on current expectations that are subject to known and unknown risks and uncertainties, which could cause actual results or outcomes to differ materially from expectations expressed or implied by such forward looking statements. These factors include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the Transaction Agreement and the proposed Business Combination contemplated therein; (2) the inability to complete the transactions contemplated by the Transaction Agreement due to the failure to obtain approval of the stockholders of AHPAC or other conditions to closing in the Transaction Agreement; (3) the ability to meet applicable listing standards following the consummation of the transactions contemplated by the Transaction Agreement; (4) the risk that the proposed transaction disrupts current plans and operations of Envigo as a result of the announcement and consummation of the transactions described herein; (5) the impact of information technology, cybersecurity or data security breaches, including the data security breaches experienced by Envigo on January 13 and January 18, 2018; (6) the amount of any insurance recoveries, if any, associated with the data security breaches experienced by Envigo in January 2018 (7) the ability to recognize the anticipated benefits of the proposed Business Combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (8) costs related to the proposed Business Combination; (9) changes in applicable laws or regulations; (10) the possibility that Envigo may be adversely affected by other economic, business, and/or competitive factors; and (11) other risks and uncertainties indicated from time to time in the final prospectus of AHPAC, including those under “Risk Factors” therein, and other documents filed or to be filed with the SEC by AHPAC. Investors are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made. AHPAC and Envigo undertake no commitment to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise. Anyone using the presentation does so at their own risk and no responsibility is accepted for any losses which may result from such use directly or indirectly. Investors should carry out their own due diligence in connection with the assumptions contained herein. The forward-looking statements in this press release speak as of the date of this release. Although AHPAC may from time to time voluntarily update its prior forward-looking statements, it disclaims any commitment to do so whether as a result of new information, future events, changes in assumptions or otherwise except as required by securities laws.

Non-GAAP Financial Measures and Related Information

This filing has not been prepared in accordance with, and does not contain all of the information that is required by, the rules and regulations of the SEC. EBITDA, Adjusted EBITDA and the related pro forma information presented in this presentation are supplemental measures of Envigo’s ability to service debt that are not required by, or presented in accordance with, generally accepted accounting principles in the United States (“GAAP”). EBITDA and Adjusted EBITDA are not measurements of Envigo’s financial performance under GAAP and neither should be considered as an alternative to net income, operating income or any other performance measures derived in accordance with GAAP or as an alternative to cash flows from operating activities as a measure of our liquidity. As a result, not all of the information necessary for a quantitative reconciliation of forward-looking non-GAAP financial measures to the most directly comparable GAAP financial measure is available without unreasonable effort.

Envigo believes that these non-GAAP measures of financial results provide useful information to management and investors regarding certain financial and business trends relating to Envigo’s financial condition and results of operations. Envigo’s management uses these non-GAAP measures to compare Envigo’s performance to that of prior periods for trend analyses, for purposes of determining management incentive compensation, and for budgeting and planning purposes.  Envigo believes that the use of these non-GAAP financial measures provides an additional tool for investors to use in evaluating ongoing operating results and trends.  Management of Envigo does not consider these non-GAAP measures in isolation or as an alternative to financial measures determined in accordance with GAAP.  Other companies may calculate EBITDA and EBITDA Margin and other non-GAAP measures differently, and therefore Envigo’s EBITDA and EBITDA Margin and other non-GAAP measures may not be directly comparable to similarly titled measures of other companies.

Investor Presentation February 2018

Disclaimer This presentation (the “Presentation”) has been prepared solely for, and is being delivered on a confidential basis to, persons considering a possible business relationship with Avista Heathcare Public Acquisition Corp. (the “Company”) or its affiliates, including Avista Capital Holdings, L.P. and its affiliates (“Avista”). This Presentation is for informational purposes only and does not constitute an offer to sell, a solicitation of an offer to buy, or a recommendation to purchase any equity, debt or other financial instruments of Envigo Holdings, Inc. (“Envigo”) or any of Envigo’s or the Company’s affiliate securities (as such term is defined under U.S. Federal Securities Laws). No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended, and applicable regulations in the Cayman Islands. Any reproduction of this Presentation, in whole or in part, or the disclosure of its contents, without the prior consent of the Company is prohibited. By accepting this Presentation, each recipient agrees: (i) to maintain the confidentiality of all information that is contained in this Presentation and not already in the public domain and (ii) to use this Presentation for the sole purpose of evaluating a business relationship with the Company or its affiliates. Forward-Looking Statements This Presentation includes “forward looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “forecast,” “intend,” “seek,” “target,” “anticipate,” “believe,” “expect,” “estimate,” “plan,” “outlook,” and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Such forward looking statements include estimated financial information. Such forward looking statements with respect to revenues, earnings, performance, strategies, prospects and other aspects of the businesses of the Company, Envigo or the combined company after completion of the proposed business combination are based on current expectations that are subject to known and unknown risks and uncertainties, which could cause actual results or outcomes to differ materially from expectations expressed or implied by such forward looking statements. These factors include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the agreement governing the business combination between the Company and Envigo (the “Transaction Agreement”) and the proposed business combination contemplated therein; (2) the inability to complete the transactions contemplated by the Transaction Agreement due to the failure to obtain approval of the stockholders of the Company or other conditions to closing in the Transaction Agreement; (3) the ability to meet applicable listing standards following the consummation of the transactions contemplated by the Transaction Agreement; (4) the risk that the proposed transaction disrupts current plans and operations of Envigo as a result of the announcement and consummation of the transactions contemplated by the Transaction Agreement; (5) the impact of information technology, cybersecurity or data security breaches, including the data security breaches experienced by Envigo on January 13 and January 18, 2018; (6) the amount of any insurance recoveries, if any, associated with the data security breaches experienced by Envigo in January 2018; (7) the ability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (8) costs related to the proposed business combination; (9) changes in applicable laws or regulations; (10) the possibility that Envigo may be adversely affected by other economic, business, and/or competitive factors; and (11) other risks and uncertainties indicated from time to time in the final prospectus of the Company, including those under “Risk Factors” therein, and other documents filed or to be filed with the Securities and Exchange Commission (“SEC”) by the Company. You are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made. The Company and Envigo undertake no commitment to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise. Anyone using the presentation does so at their own risk and no responsibility is accepted for any losses which may result from such use directly or indirectly. Recipients should carry out their own due diligence in connection with the assumptions contained herein. The forward-looking statements in this Presentation speak as of the date first written above. Although AHPAC may from time to time voluntarily update its prior forward-looking statements, it disclaims any commitment to do so whether as a result of new information, future events, changes in assumptions or otherwise except as required by securities laws. 2

Disclaimer (Cont.) Use of Projections The financial and operating projections contained herein represent certain estimates of Envigo as of the date hereof. Envigo’s independent public accountants have not examined, reviewed or compiled the projections and, accordingly, do not express an opinion or other form of assurance with respect thereto. Furthermore, none of the Company, Envigo nor their respective management teams can give any assurance that the projections contained herein accurately represent Envigo’s results of operations or financial condition. This Presentation contains financial forecasts with respect to Envigo’s estimated EBITDA, Pro Forma Adjusted EBITDA and Pro Forma Adjusted EBITDA Margin for Envigo’s fiscal years 2017 and 2018. Neither the Company’s independent auditors, nor the independent public accountants of Envigo, audited, reviewed, compiled, or performed any procedures with respect to the projections for the purpose of their inclusion in this Presentation, and accordingly, neither of them expressed an opinion or provided any other form of assurance with respect thereto for the purpose of this Presentation. In this Presentation, certain of the above-mentioned estimated information has been repeated (in each case, with an indication that the information is an estimate and is subject to the qualifications presented herein), for purposes of providing comparisons with historical data. The assumptions and estimates underlying the prospective financial information are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties, including but not limited to those set-forth above under “Forward-Looking Statements” that could cause actual results to differ materially from those contained in the prospective financial information. Accordingly, there can be no assurance that the prospective results are indicative of the future performance of the Company or Envigo or that actual results will not differ materially from those presented materially from those contained in the prospective financial information. Inclusion of the prospective financial information in this Presentation should not be regarded as a representation by any person that the results contained in the prospective financial information are indicate of future results or will be achieved. These variations could materially affect the ability to make payments with respect to any of its outstanding and/or future debt service obligations. Industry and Market Data Unless otherwise noted, the forecasted industry and market data contained in the assumptions for the projections are based upon Envigo management estimates and industry and market publications and surveys. The information from industry and market publications has been obtained from sources believed to be reliable, but there can be no assurance as to the accuracy or completeness of the included information. Envigo has not independently verified any of the data from third-party sources, nor has Envigo ascertained the underlying economic assumptions relied upon therein. While such information is believed to be reliable for the purposes used herein, none of the Company, Envigo, their respective affiliates, nor their respective directors, officers, employees, members, partners, shareholders or agents make any representation or warranty with respect to the accuracy of such information. Use of Non-GAAP Financial Measures This Presentation has not been prepared in accordance with, and does not contain all of the information that is required by, the rules and regulations of the SEC. EBITDA, Pro Forma Adjusted EBITDA, Adjusted Revenue, Adjusted Net Income and the related pro forma information presented in this presentation are supplemental measures of our ability to service debt that are not required by, or presented in accordance with, generally accepted accounting principles in the United States (“GAAP”). EBITDA, Pro Forma Adjusted EBITDA and Adjusted Revenue are not measurements of our financial performance under GAAP and neither should be considered as an alternative to net income, operating income or any other performance measures derived in accordance with GAAP or as an alternative to cash flows from operating activities as a measure of our liquidity. Envigo believes that these non-GAAP measures of financial results provide useful information to management and investors regarding certain financial and business trends relating to Envigo’s financial condition and results of operations. Envigo’s management uses these non-GAAP measures to compare Envigo’s performance to that of prior periods for trend analyses, for purposes of determining management incentive compensation, and for budgeting and planning purposes. 3

Disclaimer (Cont.) Envigo believes that the use of these non-GAAP financial measures provides an additional tool for investors to use in evaluating ongoing operating results and trends. Management of Envigo does not consider these non-GAAP measures in isolation or as an alternative to financial measures determined in accordance with GAAP. Other companies may calculate EBITDA, Pro Forma Adjusted EBITDA and Pro Forma Adjusted EBITDA Margin and other non-GAAP measures differently, and therefore Envigo’s EBITDA, Pro Forma Adjusted EBITDA and Pro Forma Adjusted EBITDA Margin and other non-GAAP measures may not be directly comparable to similarly titled measures of other companies. A reconciliation of Non-GAAP measures used in this presentation to the most closely comparable GAAP measure is set forth in the Appendix. In this presentation, we discuss non-GAAP adjusted EBITDA and pro forma adjusted EBITDA as forward-looking non-GAAP measures as defined by Regulation G, with respect to our 2017 year end and 2018 performance. Not all of the information necessary for a quantitative reconciliation of these non-GAAP financial measure to the most directly comparable GAAP financial measure is available without unreasonable efforts at this time. The probable significance of providing these measure is that the GAAP measure could be materially different. Additional Information In connection with the proposed business combination between Envigo and the Company, the Company filed with the SEC a preliminary and definitive proxy statement and will file and mail when available a definitive proxy statement and other relevant documentation to the Company’s stockholders. This Presentation does not contain all the information that should be considered concerning the proposed business combination. It is not intended to form the basis of any investment decision or any other decision in respect to the proposed business combination. The Company’s stockholders and other interested persons are advised to read, when available, the definitive proxy statement in connection with the Company’s solicitation of proxies for the special meeting to be held to approve the transactions contemplated by the proposed business combination because these materials will contain important information about Envigo, the Company and the proposed transactions. The definitive proxy statement will be mailed to the Company’s stockholders as of a record date to be established for voting on the proposed business combination when it becomes available. Stockholders will also be able to obtain a copy of the preliminary and definitive proxy statement once it is available, without charge, at the SEC's website at http://sec.gov or by directing a request to: Avista Healthcare Public Acquisition Corp., 65 East 55th Street, 18th Floor, New York, NY 10022. This Presentation shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed business combination. Participation and Solicitation The Company and its directors, executive officers and other members of its management and employees may be deemed to be participants in the solicitation of proxies from the Company's stockholders in connection with the proposed business combination. Stockholders are urged to carefully read the definitive proxy statement regarding the proposed business combination when it becomes available, because it will contain important information. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the Company's stockholders in connection with the proposed business combination will be set forth in the definitive proxy statement when it is filed with the SEC. Information about the Company's executive officers and directors also will be set forth in the definitive proxy statement relating to the proposed business combination when it becomes available. With respect to nonpublic information, we must also caution you that federal securities laws prohibit the purchase or sale of securities based on such information. Moreover, you will be made insiders and as such will be restricted from buying and selling securities based on non-public information, and must hold such information in confidence. If any of you do not wish to be so restricted, you should not attend these presentations or accept the materials prepared in connection therewith. Certain statements contained herein relate to the Company or certain of its affiliates. An investment in the Company is not an investment in Avista or any such fund. 4

Transaction Overview Transaction Highlights(1) Premier Sponsorship and Alignment of Interests Management and Board 5 Avista Healthcare Public Acquisition Corp. (“AHPAC”) and Envigo International Holdings, Inc. (“Envigo”), a leading early stage contract research organization (“CRO”) providing a diverse set of non-clinical discovery and safety assessment services for the biopharmaceutical, chemical and crop protection industries as well as laboratory animal science tools (i.e. research model technologies) have entered into a definitive merger agreement (the “Transaction”) Pro forma enterprise value of $810mm represents 9.8x CY18P Pro Forma Adjusted EBITDA(2) Envigo will issue a new $300mm Term Loan B maturing 2024, the proceeds of which, together with the Transaction proceeds, will be used to repay Envigo’s existing debt (the “Refinancing”) Pro forma net leverage of 4.1x CY17E Pro Forma Adjusted EBITDA Envigo will also issue a 5-year $50mm revolving credit facility (expected to be unfunded at closing) Expected Transaction close in Q1 ‘18 AHPAC management has extensive healthcare investing experience and successful track record taking companies public 50% of founder shares allocated to Envigo shareholders Existing Envigo shareholders rolling over a significant majority of proceeds into equity of publicly-traded company Tax Receivable Agreement provides for Company to make annual cash payments to Envigo shareholders related to 85% of tax savings resulting from net operating losses generated pre-closing 7 member Board of Directors with at least 4 independent members Initial board to include at least 2 AHPAC representatives and other qualified individuals including certain current Envigo board members Adrian Hardy, current President & Chief Executive Officer, to continue and serve on the Board of Directors Existing Envigo management to continue to operate the business Envigo cash balance pro forma for $8mm net proceeds from sale of dog business completed in October 2017. Estimated 2018 Adj. EBITDA range of $80-86mm.

Transaction Overview (Cont.)

ENVIGO

($mm except per share amounts)

Illustrative Pro Forma Valuation

Total basic common shares outstanding		53.0
Cost per share		$10.00
At issuance equity value		$530
Plus: pro forma net debt		280
At issuance enterprise value		**$810**
	Metric [1]	
x 12/31/18P PF Adj. Revenue	$426	1.9x
x 12/31/18P PF Adj. EBITDA	$83	9.8x

Ownership

(basic shares in millions)

Ownership	Shares	% Own.
AHPAC public equity	31.0	58.5%
AHPAC founders	3.0	5.7%
Envigo shareholder equity	19.0	35.8%
Total	**53.0**	**100.0%**

Illustrative Sources and Uses

Sources	$ Amount
AHPAC Trust Account	$312
Selling Equityholders Rollover Equity	151
Founder Shares	69
New Term Loan (Net of Cash on Balance Sheet)	280
Total Sources	**$812**

Uses	$ Amount
Equity Issued to Selling Equityholders[2]	$190
Cash to Selling Equityholders	98
Founder Shares Retained	30
Paydown of Debt and Accrued Interest Net of Cash[3]	433
Estimated Cash Transaction Fees & Expenses	60
Total Uses	**$812**

1) Based on mid-points of the estimated ranges: $414-438mm and $80-86mm for 2018 Adj. Revenue and 2018 Adj. EBITDA, respectively.
2) Includes Envigo shareholder fees paid in equity.
3) Cash balance includes Envigo excess cash and cash remaining on balance sheet; cash balance pro forma for $8mm net proceeds from sale of dog business completed in October 2017.

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Recent Avista-Affiliated Healthcare IPOs

ENVIGO

AHPAC's management has experience executing financial structuring solutions in both private and public markets

- Extensive experience managing companies in public markets
- Completed strategic, accretive M&A deals including both tuck-in acquisitions and transformational mergers
- Has used strong relationships to successfully raise committed debt financing during difficult economic environments

Public Market Expertise

Company	Business Summary	Financial Structuring
inc Research	+ Leading global Contract Research Organization, or CRO, focused on Phase I to Phase IV clinical development and commercial services for the biopharmaceutical and medical device industries	+ Executed $150mm IPO (Nov. 2014), five follow-on offerings and three stock buybacks + Completed three cash acquisitions while private, including the approximately ~$232mm all-cash acquisition / take private of Kendle International (2011) (NASDAQ: KNDL) + Re-priced term loan twice prior to the IPO, lowering the interest rate by 275 bps and removing all financial maintenance covenants
Lantheus Holdings	+ Supplier of medical imaging products for nuclear and ultrasound cardiovascular diagnostic imaging procedures + Spinout from Bristol-Myers Squibb	+ Executed $74mm IPO (Jun. 2015) and five follow-on offerings + Negotiated $50mm revolver and $365mm term loan post-IPO
VWR We Enable Science	+ Leading global distributor of equipment and consumable supplies to the laboratory sector + Minority investment alongside Madison Dearborn Partners	+ Executed $617mm IPO (Oct. 2014) and five follow-on offerings + Completed eleven bolt-on acquisitions post-IPO
Warner Chilcott	+ Leading specialty pharmaceutical company focused on developing, manufacturing and marketing branded prescription pharmaceutical products, with a concentration in women's healthcare and dermatology + Led leveraged buyout consortium in the go-private transaction	+ Executed $1.1bn IPO (Sep. 2006) + Acquired Proctor & Gamble's global pharmaceutical business for $3.1bn (100% debt financed)
ConvaTec	+ Global medical products and technologies company, with leading market positions in wound therapeutics, ostomy care, continence and critical care, and infusion devices used in the treatment of diabetes and other conditions + Carve-out from Bristol Myers Squibb, joint acquisition with Nordic Capital	+ Executed $1.8bn IPO (Oct. 2016) and two secondary offerings + Notable acquisitions include Unomedical, a leading European manufacturer of single-use medical devices and infusion sets, and $321mm acquisition of 180 Medical, a leader in the home delivery of catheters and urologic medical supplies in the U.S.
optinose	+ Specialty pharmaceutical company focused on the development and commercialization of products for patients treated by ear, nose and throat (ENT) and allergy specialists + Current lead product candidate, XHANCE (fluticasone propionate) nasal spray, is approved for the treatment of nasal polyps in patients 18 years of age and older and is in development for the treatment of chronic sinusitis	+ Executed $138mm IPO (Oct. 2017) + Completed multiple financings while private, including ~$37mm of Series D preferred stock to fund product development

Note: Certain examples presented herein are for informational purposes only. It should not be assumed that investments made in the future will be comparable in quality or performance to the examples described herein.

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Investment Highlights Diverse Customer Base with High Retention and Recurring Revenue Full Service, Mission Critical, Non-Clinical Capabilities with Global Reach Experienced Management Team Track Record of Implementing Operational Improvements, Enhancing Service Quality and Improving Profitability 8 Leading Market Position in an Industry with Strong Fundamentals Attractive Organic Growth Strategy Scalable M&A Platform Distinct Competitive Position

A Leading Non-Clinical CRO Contract Research Services (“CRS”) provides research-to-registration product development support services to the biopharmaceutical, crop protection, and chemical industries Safety testing is required by law in all developed countries and must be performed in animals before humans CRS provides a comprehensive suite of mission-critical services such as safety assessment (e.g. toxicology studies), analytical chemistries and environmental risk assessment Increasing preference for outsourcing to “variabilize” fixed costs of biopharma R&D and to access specialized capabilities Research Models & Services (“RMS”) provides research-quality animals, standard and custom diets (Teklad branded products), and associated services Research model market is critical to research and development, and no substitutes to research models exist Importance of research models’ genetics produces high customer retention 9 Provides mission-critical products and services to the life sciences, chemical, and crop protection industries through its CRS and RMS segments Source: Envigo management and Wall Street research. Figures presented are non-GAAP measures used by management. Shown on a constant currency basis (GBP-USD 1.35 and EUR-USD 1.20) and excludes Transactional Fx impact (as defined on page 43 in Appendix). 2018 figures based on range estimates for Adj. Revenue and Adj. EBITDA of $414-438mm and $80-86mm, respectively. 2016 Revenue by Geography 2016 Revenue by Segment Envigo Overview Key Statistics Top-3 non-clinical CRO globally (6% market share) Second largest RMS provider globally by revenue, with approximate market share of 15% 28 operating facilities across N. America, Europe, Asia and the Middle East Serving over 65 countries Supports more than 5,000 customers across biopharma, chemical and crop protection industries, was well as academia and government Customers include 17 of top 20 global biopharmaceutical companies and 10 of top 20 crop protection and chemical companies Consolidated Revenue and PF Adj. EBITDA ($mm)(1) ‘16 – ‘18E CC Revenue CAGR: 2% Revenue PF Adj. EBITDA UK 47% North America 39% Europe 12% ROW 3% CRS 61% RMS 39% $61 $71 $83 $407 $412 $426 15% 17% 19% 5% 10% 15% 20% 25% 30% - $100 $200 $300 $400 $500 2016A 2017E 2018P PF Adj. EBITDA Revenue PF Adj. EBITDA Margin

Global Footprint

Established presence throughout North America, Europe, Asia, and the Middle East with a network of 28 operating facilities

- 3,300+ Employees servicing over 65 countries
- 1,000+ Technicians
- 100+ Analysts
- 200+ Study Directors
- 70+ PhDs
- 40+ Surgeons
- 25+ Pathologists



Indianapolis, IN (2)
• 169,878 square feet
• ~300 staff
Madison, WI (1)
• 82,000 square feet
• ~150 staff
Horst, The Netherlands
• 47,500 square feet
• ~100 staff
Shardlow, U.K.
• 110,976 square feet
• ~300 staff
Princeton, NJ
• 152,567 square feet
• ~300 staff
Huntingdon, U.K.
• 469,000 square feet
• ~1,000 staff
Livermore, CA
• 22,134 square feet
• ~70 staff
CRS (8 facilities)
RMS (20 facilities)
Sales
Diets
Corporate HQ

1) Madison, WI facilities include both bioproducts processing building and isolators/diet building.
2) Indianapolis, IN facilities include isolators/distribution building, barrier/isolators building, admin building and separate barrier building.

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Envigo’s Position in the Biopharma R&D Process 11 Identification of drug targets and candidates, synthesis, characterization, screening and assays for therapeutic efficacy In vivo and in vitro studies conducted to assess both on-target and off-target activity. Toxicology and pharmacology studies evaluate a drug for safety prior to use in humans Including Phase I, Phase II and Phase III testing; these trials determine safety and efficacy in comparison to placebo or standard of care Upon marketing approval, additional safety and efficacy data must be periodically reported to regulators Discovery Non-clinical Clinical Post Marketing Wide array of products and services enable customers to reduce costs, increase speed and enhance productivity and effectiveness in drug discovery and development Through the acquisition of Harlan, Envigo expanded into the RMS business and broadened its support for the biopharmaceutical, crop protection and chemical industries, as well as universities, government, and other research organizations Investigational new drug application New drug application and biologic license application

Envigo’s Business Evolution 12 1930 2009 2012 1950 2014 2015 2009: LSR is taken private and delisted from the NYSE 1951: Predecessor of Life Sciences Research, Inc. (LSR) is founded 2012: Current borrower is incorporated for purpose of senior secured notes offering 2014: Parent Holding Company acquires Harlan Laboratories Holdings Corp. 2015: The company rebrands under the new name “Envigo” 1980: Harlan Industries acquires GIBCO (Sprague Dawley and Teklad) 1931: Harlan Industries is founded 2005: Genstar purchases controlling interest in Harlan 2008: Harlan Laboratories unified under one brand 60+ years of experience as a CRS provider and 150 years of combined industry experience between predecessor companies 2017 2016

Attractive CRO Sector Fundamentals 13 Source: Wall Street research, Frost & Sullivan report and 3rd party research. Evidence of sustained sector upturn: Non-clinical CRO market projected by industry analysts to increase at a ~10% CAGR over next 4 years Large biopharma continues to rationalize capacity and increase level of outsourced non-clinical activity Volume levels in the non-clinical CRO sector have increased over the past two years driven by robust levels of biotech funding and increased outsourcing from large biopharma Other relevant trends: Only three industry players with global scale: Envigo, Labcorp / Covance and Charles River Labs Large biopharma companies are consolidating their vendors which is putting an emphasis on non-clinical CROs with geographic reach and comprehensive service offerings Non-clinical testing increasingly complex, so drug developers need access to highly specialized capabilities Large biopharma continues to look towards biotech (either via partnership investing or M&A) to drive their innovation engines Public equity markets contribute only a small portion of funding for non-clinical R&D (~9% of total external sources) Outsourced Non-Clinical CRO Market ($B) ’16A – ’20P CAGR = ~10% Compounds in Pipeline by Phase CAGR = 10.3% CAGR = 8.7% CAGR = 6.2% CAGR = 11.2% $4.0 $4.4 $4.8 $5.3 $5.8 36% 38% 40% 42% 44% 20% 25% 30% 35% 40% 45% 50% 55% 60% 65% 70% $0 $2 $4 $6 '16A '17E '18P '19P '20P Outsourced Non-clinical Development % Outsourced to CROs 5,106 1,446 1,889 693 5,484 1,541 2,011 744 6,061 1,666 2,151 808 6,861 1,856 2,261 954 Preclinical Phase I Phase II Phase III 2013 2014 2015 2016

2016 CRS Orders by Service Line Contract Research Services (CRS) Overview Offerings 60+ years of experience from an industry founder 8 research facilities across North America, Europe, and Middle East with >300 animal rooms in total Cell and animal-based safety testing of new medicines, industrial chemicals, and crop protection products Regulatory and scientific consultancy to optimize development programs and product registration strategies Strong operational focus in safety assessment, analytical chemistries and environmental sciences Standalone safety testing services, integrated program packages, and full range program management services Strengths Global presence with the full-service capabilities necessary to win preferred provider contracts with large multinational customers One of only three global companies that can perform end-to-end non-clinical testing from early development to product registration, for biologics and small molecules Leader in a variety of higher value, specialty toxicology services (inhalation, biologics, reproductive, etc.) Multiple preferred partnership arrangements with large biopharma and multinational crop protection and chemical companies 14 Diversified range of research-to-registration product development support services 2016 CRS Orders by Customer Type Estimated Market Share CRS Revenue and PF Adj. EBITDA ($mm)(2) Source: Envigo management and Wall Street research. Gross orders shown on a constant currency basis. Shown on a constant currency basis (GBP-USD 1.35 and EUR-USD 1.20) and excludes Transactional Fx impact (as defined on page 43 in Appendix), excludes discontinued and divested operations (Switzerland and ILS). 2018 figures based on range estimates for Adj. Revenue and Adj. EBITDA of $263-278mm and $86-90mm, respectively. ‘16 – ‘18E CC Revenue CAGR: 5% (1) (1) Environmental Sciences 17% Revenue EBITDA Pharma 56% Chemical 25% Crop Protection 17% Other 2% $69 $76 $88 $244 $253 $271 28% 30% 32% 15% 25% 35% 45% - $80 $160 $240 $320 2016A 2017E 2018P EBITDA Revenue EBITDA Margin Safety Assessment 60% Analytical Chemistries 18% Environmental Sciences 17% CMC 4% Other 1% Charles River 22% LabCorp / Covance 17% Envigo 6% MPI 5% Other 49%

Source: Envigo management and Wall Street research. Shown on a constant currency basis. RMS revenue net of intercompany revenue eliminations, and excludes dog business. Includes freight and container revenue. Shown on a constant currency basis (GBP-USD 1.35 and EUR-USD 1.20). Net of intercompany revenue eliminations and excludes dog business. 2018 figures based on range estimates for Adj. Revenue and Adj. EBITDA of $152-158mm and $25-29mm, respectively. Research Models & Services (RMS) Overview Offerings 80+ years of experience from an industry founder Research-quality animals, including standard and specialty small animal strains Industry-leading standard and custom Teklad diets for laboratory animals, plus bedding and enrichment products Value-added services, including custom animal breeding, surgical services, colony housing, and genetic and health monitoring Biologic products including tissue, serum and antibodies 20 operating facilities in North America, Europe, Middle East, and Asia Strengths High product stickiness – customers focus on avoiding variability in their data Leading provider of fixed formula diets and PhD nutritionists for custom diet preparation Strong specialty oncology portfolio, including 2015 launch of world’s first nude severe combined immunodeficiency mouse and 2017 launch of radiation-resistant immunodeficient mouse 15 Diversified range of products and services to R&D-based life science companies as well as academic and government institutions Estimated Market Share RMS Revenue and PF Adj. EBITDA ($mm)(3) 2016 RMS Revenue by Customer Type 2016 RMS Revenue by Product Mix ‘16 – ‘18E CC Revenue CAGR: (2%) (1) (2) (1) Revenue EBITDA $23 $25 $27 $163 $159 $155 14% 16% 17% 0% 10% 20% 30% 40% - $80 $160 $240 2016A 2017E 2018P EBITDA Revenue EBITDA Margin Academia 43% Pharma 29% CRO 13% Govt 6% Other 9% Charles River Labs 50% Envigo 15% The Jackson Laboratory 13% Taconic 11% Janvier Labs 4% Covance 4% Other 3% Small Animals 58% Diets & Bedding 29% Services 10% Other Animals 3%

Diverse and Strong Customer Base with High Retention and Recurring Revenue

ENVIGO

Diverse, blue-chip customer base in both CRS and RMS, with limited concentration at the segment or Group level

Envigo's largest customer represented <6% of revenue in the past 2 years

CRS Top Customers[1]

CRS Customer	Segment	% Order Intake 2015	% Order Intake 2016	Years with
CRS Customer A	Top 20 Pharma	9%	8%	>30
CRS Customer B	Top 20 Pharma	3%	4%	>20
CRS Customer C	Mid Cap Crop	*	4%	>20
CRS Customer D	Top 5 Crop	2%	3%	>15
CRS Customer E	Mid Cap Pharma	2%	3%	>5
CRS Customer F	Mid Cap Crop	*	2%	>15
CRS Customer G	Top 20 Pharma	3%	2%	>20
CRS Customer H	Biotech	1%	2%	<5
CRS Customer I	Mid Cap Pharma	*	2%	<5
CRS Customer J	Mid Cap Pharma	*	2%	>10

RMS Top Customers[1]

RMS Customer	Segment	% Order Intake 2015	% Order Intake 2016	Years with
RMS Customer A	CRO	3%	3%	>30
RMS Customer B	Top 20 Pharma	2%	3%	>30
RMS Customer C	Top 20 Pharma	1%	2%	>30
RMS Customer D	Top 20 Pharma	1%	1%	>30
RMS Customer E	CRO	1%	1%	>20
RMS Customer F	Top 20 Pharma	1%	1%	>20
RMS Customer G	Top 20 Pharma	1%	1%	>20
RMS Customer H	CRO	*	1%	<5
RMS Customer I	Academic	1%	1%	>20
RMS Customer J	Government	1%	1%	>20

Top 5 customers represent less than 13% of orders

Preferred Partnerships

Description	Aggregate Orders[2]
+ Sole global preferred provider of nonclinical development	~$65m
+ One of two global preferred providers of nonclinical development	~$35m
+ Sole provider of respiratory specialty toxicology services	~$30m
+ One of three global preferred providers of nonclinical development	~$25m
+ Global preferred provider in CRS or RMS (29 relationships)	~$170m

1) * = Ranked outside of top 10.
2) Represents Order Intake in 2014 – 2016.

16

Backlog Based CRS Business and Sticky RMS Business

ENVIGO

CRS Constant Currency Gross Orders ($mm)[1]



276
267
275
2015
2016
2017

Historical Quarterly RMS Revenue ($mm)[2]



44
43
42
38
43
42
41
38
43
42
38
37
1Q 2015
2Q 2015
3Q 2015
4Q 2015
1Q 2016
2Q 2016
3Q 2016
4Q 2016
1Q 2017
2Q 2017
3Q 2017
4Q 2017E

CRS

- Envigo has 7-8 months of future CRS revenue in current backlog
- Backlog typically translates to revenue within 9 months
  - Studies range in duration from weeks to months; very few studies longer than 1 year duration
  - Studies in backlog are either on-going or generally projected to start within next 6 months
- Proposal/bid volume has been strong due to improved macro non-clinical environment, strengthening biotech demand and REACH chemical work

RMS

- Research models and diets is a highly stable consumable business
- Very high customer retention as customers prefer to use a consistent animal model in experiments to minimize variability
- Despite seasonality, revenue is quite consistent over historical periods due to stable end markets and customer stickiness

Source: Wall Street Research.
Note: Constant currency figures assume GBP-USD rate of 1.35 and EUR-USD rate of 1.20.
1) Shown on a constant currency basis; excludes discontinued and divested operations (Switzerland and ILS).
2) RMS revenue on constant currency basis excluding revenue from divested dog business and net of intercompany eliminations.

17

Distinct Competitive Position RMS Strong reputation with regulators Maintained a reputation for quality for 60+ years Produces thousands of study reports used in regulatory filings each year, garnering a level of trust among regulators that is critical to clients Massive background data assets With approximately 1,000 animal studies per year, Envigo has collected a comprehensive set of background data that is needed for interpretation of biologic findings Strong customer loyalty 80+ years of experience in RMS 16 of Envigo’s top 20 customers have been repeat customers for 15+ years Reduces experimental variability for customers by supplying genetically consistent animal models time after time, which deters customers from product switching and ensures repeat business Highly specialized infrastructure Specialized biosecurity procedures and equipment which protect animals against disease Specialized assays, instruments, computer systems, process monitoring and control systems Established global footprint including owned facilities totaling ~1.8mm square feet; estimated replacement value >$200mm(1) Unwavering adherence to strict standards set by regulatory (e.g. EPA, FDA, USDA) and accreditation (e.g. AAALAC) bodies Equipment must be validated according to strict guidelines Highly educated and experienced workforce including 70+ PhD scientists, 40+ surgeons and 25+ pathologists All operations employees given in-depth training on animal welfare and regulatory compliance CRS Reflects owned properties only. 18

Experienced Management Team

ENVIGO

Dr. Adrian Hardy
CEO

- 15 years with Envigo and 2 years at Novartis
- Appointed Envigo CEO in July 2016 after two years leading Harlan integration as COO, and 8 years as global head of sales and marketing
- PhD in Molecular and Developmental Biology from University College, London

Patricia Henahan
CFO

- Joined Envigo in mid-2016; previously 10 years as divisional CFO for AstraZeneca and Hospira
- 10 years as US Army officer
- Lean Six Sigma Black Belt
- BS in Biology from University of Notre Dame and MBA from Wharton

Mike Caulfield
President, North America and RMS

- 16 years with Envigo, most of which spent as General Manager of the Princeton CRS site
- Responsible for all North America operations, CRS and RMS
- Previously worked at Bristol Myers Squibb and Pharmaco in regulatory compliance and quality assurance
- BS in Biology from Rutgers University

Lizanne Muller
President, EMEA and CRS

- Joined Envigo in mid-2017; previously 17 years with the Dishman Group with senior operational, compliance, commercial and finance roles; significant acquisition experience
- Responsible for all ROW operations, CRS and RMS
- Rand Afrikaans University, South Africa

Craig Boyd
Chief Commercial Officer

- Joined Envigo in August 2017; previously 20 years in sales and marketing, including leadership roles with Novartis, Mylan, Hospira and Mayne Pharma
- Responsible for global sales and marketing for all Envigo products and services
- BA from University of Wollongong and MBA from Deakin University, Australia

19

Attractive Organic Growth & Margin Expansion Opportunity 20 Significant and multi-layered growth initiatives Broaden relationships within biotech Focus on RMS footprint and logistics Implement identified operational cost savings initiatives Roll out commercial organization Leverage CRS / RMS cross-selling Changes to commercial organization drive operating leverage Land and expand new biopharma accounts Revenue growth Margin expansion Build on scientific expertise in biologics and inhalation Consolidate back office functions located at divisional level

Benchmarking to Charles River Validates Identified Margin Expansion Opportunities

+++ ENVIGO

LTM 9/30/2017 RMS Gross Margin [2]


40%
26%

- Margin growth driven by favorable price and mix
- Actions on RMS footprint and logistics efficiencies will further expand margins

LTM 9/30/2017 SG&A[3] (% of Revenue)


21%
18%

- Identified opportunities to drive operating leverage (e.g. consolidation of back office functions located at divisional level)

LTM 9/30/2017 PF Adjusted EBITDA Margin[4]


24%
17%
ENVIGO
charles river(1)

- Focus on margin enhancement opportunities positions Envigo to close gap with Charles River

1) Charles River filings.
2) Envigo RMS gross margin excluding divested dog business.
3) Envigo SG&A excludes stock-based compensation, intangible amortization and monitoring fees.
4) Excludes discontinued and divested operations (Switzerland, ILS and dog business).

21

Scalable M&A Platform 22 Potential Targets Key Points Envigo Acquisition Criteria Scale players are driving consolidation Significant opportunity to accelerate growth through acquisitions Potential to unlock scale and scope efficiencies Ability to expand geographic reach and offerings Clear vision and line of sight into potential near-term acquisition candidates Achievability of cost and market synergies Increased geographic reach and penetration Enhanced product offering, technical expertise and value-added services Cash flow accretive in the short-term Mid-Sized non-clinical CROs Specialized RMS providers Bioanalytical service providers Demonstrated ability to execute acquisition growth strategy to accelerate EBITDA growth

Historical and Projected Revenue 23 Consolidated Adjusted Revenue(1) ($mm) CRS Adjusted Revenue(1) ($mm) RMS Adjusted Revenue(1) ($mm) Shown on a constant currency basis (GBP-USD 1.35 and EUR-USD 1.20) and excludes Transactional Fx impact (as defined on page 43 in Appendix), excludes discontinued and divested operations (Switzerland, ILS and dog business). RMS revenue net of intercompany revenue eliminations. Range of $414-438mm. CC growth rate 2% 1% 3% CC growth rate CC growth rate 5% 4% 7% (2%) (2%) (2%) (2) (3) (4) 417 405 397 426 164 158 154 155 253 247 243 271 Actual FX(5) Actual FX(5) Actual FX(5) Range of $263-278mm. Range of $152-158mm. Adjusted Revenue in actual Fx. See reconciliation on page 43 in Appendix. 167 163 159 155 2015A 2016A 2017E 2018P 233 244 253 271 2015A 2016A 2017E 2018P 399 407 412 426 2015A 2016A 2017E 2018P

Historical and Projected Pro Forma Adjusted EBITDA 24 Shown on a constant currency basis (GBP-USD 1.35 and EUR-USD 1.20) and excludes Transactional Fx impact (as defined on page 43 in Appendix); excludes discontinued and divested operations (Switzerland, ILS and dog business). CRS and RMS Pro Forma Adjusted EBITDA before corporate cost. Consolidated PF Adjusted EBITDA(1) ($mm) CRS PF Adjusted EBITDA(1,2) ($mm) RMS PF Adjusted EBITDA(1,2) ($mm) 12% 15% PF Adjusted EBITDA Margin PF Adjusted EBITDA Margin PF Adjusted EBITDA Margin 17% ‘15 – ‘18E CC CAGR: 21% ‘15 – ‘18E CC CAGR: 15% ‘15 – ‘18E CC CAGR: 9% 12% 14% 16% 17% 19% 24% 28% 30% 32% (3) (4) (5) 57 64 68 83 21 24 25 27 67 72 71 88 Adjusted EBITDA in actual Fx. See reconciliation on page 41 in Appendix. Actual FX(6) Actual FX(6) Actual FX(6) Range of $80-86mm. Range of $86-90mm. Range of $25-29mm. PF Adjusted EBITDA in actual Fx. See reconciliation on page 43 in Appendix. 47 61 71 83 2015A 2016A 2017E 2018P 57 69 76 88 2015A 2016A 2017E 2018P 21 23 25 27 2015A 2016A 2017E 2018P

CRS Revenue and EBITDA Bridge 25 Note: 2018 projection based on assumed rate of GBP-USD 1.35 and EUR-USD 1.20. Shown on a constant currency basis (GBP-USD 1.35 and EUR-USD 1.20) and excludes Transactional Fx impact (as defined on page 43 in Appendix), excludes discontinued and divested operations (Switzerland and ILS). 2018 figures based on range estimates for Adj. Revenue and Adj. EBITDA of $263-278mm and $86-90mm, respectively. (2) CRS EBITDA(1) CRS Revenue(1) (2) (1) (1) $76 $8 $3 $3 ($1) $88 2017E Adj. EBITDA (CC) Price Change Orders Volume Commercial Investment 2018P Adj. EBITDA $253 $8 $3 $7 $3 ($4) $271 2017E Revenue (CC) Price Change Orders Pharma Volume Crop Volume Chemical Volume 2018P Revenue

Long Term Financial Goals 26 Note: These targets are forward-looking, are subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond the control of Envigo and its management, and are based upon assumptions with respect to future decisions, which are subject to change. Actual results may vary and these variations may be material. Nothing in this presentation should be regarded as a representation by any person that these goals will be achieved and Envigo undertakes no duty to update its goals. Organic net revenue growth: mid-single digits Organic adjusted EBITDA growth: low double digit Adjusted EBITDA margins: low to mid 20% area with potential upside from synergistic M&A

Peer Financial Benchmarking 27 Source: FactSet and Wall Street Research. Note: Data as of 2/9/2018. Growth rates presented for actual Fx. Envigo’s constant currency (and excluding Transactional Fx) growth rates for revenue and EBITDA are 3% and 17%, respectively. Transactional Fx as defined on page 43 in Appendix. Adj. EBITDA Growth (’18E)(1) Adj. EBITDA Margin (’17E) Revenue Growth (’18E)(1) Early stage CROs Late stage CROs 23% 8% 9% 10% 25% 6% 9% 17% 24% 25% 23% 18% 18% 28% 7% 7% 6% 7% 21% 4% 8%

Peer Valuation Benchmarking 28 Source: FactSet and Wall Street Research. Note: Market data as of 2/9/2018. Represents multiple of 2018E EBITDA range of $80-86mm. EV / Adj. EBITDA (’18E) Early stage CROs Late stage CROs Median: 13.6x (1) 9.8x 12.4x 13.6x 13.6x 15.5x 11.1x 12.9x

Investment Highlights Diverse Customer Base with High Retention and Recurring Revenue Full Service, Mission Critical, Non-Clinical Capabilities with Global Reach Experienced Management Team Track Record of Implementing Operational Improvements, Enhancing Service Quality and Improving Profitability 29 Leading Market Position in an Industry with Strong Fundamentals Attractive Organic Growth Strategy Scalable M&A Platform Distinct Competitive Position

Appendix 30

Leading Market Position with Strong Fundamentals 31 Non-Clinical Testing Segment Increasing Demand From Large to Mid-tier Biopharma Clients Growing Biologics Pipeline Crop and Chemical Markets have Different Drivers and Cycles Source: Wall Street research. Increasing penetration in non-clinical outsourcing market Rise in demand resulting from increased study complexity Requires increasingly complex testing Tailored medicine means more targets for discovery and safety work Strict regulations drive chemical testing demand Innovative crop protection agents needed to meet global food production requirements Third largest non-clinical CRO and market leader in crop protection / chemical Second largest provider of research models One of only three companies that can perform end-to-end non-clinical testing globally from early development to product registration, for biologics and small molecules Leader in a variety of higher-value, specialty toxicology services (inhalation, biologics, reproductive, etc.) Sustainable momentum in a recession-resistant industry not driven by consumer spending Leading provider of fixed formula diets and PhD nutritionists for custom diet preparation Envigo Strengths Non-clinical CRO industry growth estimated to be 9-10% per annum over the next four years, with expected outsourced non-clinical development spend to be $5.8bn by 2020

Market Growth Drivers For Envigo Are Strong 32 Biopharmaceutical Robust growth in early stage product development Increased outsourcing of safety studies as large biopharma looks to reduce fixed costs Consolidation of large biopharma vendor lists favors the big three CROs Strong growth in small biopharma R&D translates directly into CRO growth as they have little or no internal capability to do non-clinical research Diverse and robust biotech funding environment for non-clinical research Chemical & Crop Protection Increasingly stringent regulatory scrutiny continues to drive regulations that increase the amount of safety testing required Crop protection demand driven by the ongoing need to increase the efficiency of food production to feed growing global populations Government & Academia NIH initiatives to increase funds to research and development, such as 21st Century Cures bill EU and UK funding for research remains high

Diverse and Strong Customer Base with High Retention and Recurring Revenue 33 54% 23% 23% 5% 31% Gross orders 2016 Gross orders 2015 CRS Customer Stickiness(1) RMS Customer Stickiness Proportion of customers that placed orders in last 2 of 3 years Proportion of 2016 customers that placed orders in 2015 (in value) Excludes discontinued and divested operations (Switzerland and ILS). 84% 16% Existing Customers New Customers 88% 12% Existing Customers New Customers 95% 5% Placed Not Placed 97% 3% Repeat Non Repeat

Operations Cost Savings Process driven savings by reducing waste, process improvement and service consolidation Shared administrative resources Margin Enhancement Achievements and Opportunity 34 Margin Enhancement Opportunities Timing for Full Achievement Commercial Revenue Opportunity Change order process improvement New sales organization to optimize targeting, reach and frequency 12 months 12 months Achievements Update ~$9mm realized in 2017 through centralization of services and labor reductions in operations ~$2mm planned in 2018 with India exit and continued focus on RMS production efficiency $3mm change order process improvement underway Recently launched reorganized commercial team to drive 2018 revenue growth

Q4 2017E Financial Performance Update 35 Q4’17E adjusted revenues of $98mm, increased by 4.8% year over year (0.6% on a constant currency basis) Q4’17E CRS adjusted revenue increased 8.0% (3.4% on a constant currency basis) Q4’17E RMS revenue declined 0.2% (3.8% on a constant currency basis) Q4’17E PF Adj. EBITDA of $16mm, increased 5.4% year over year (decline of 1.4% on a constant currency basis) CRS generated ~75% of pre-corporate EBITDA in 2017 and will be the primary driver of future EBITDA growth PF Adjusted EBITDA ($mm) (1) 5% growth Adjusted Revenue ($mm)(1) 5% growth Excludes discontinued and divested operations (Switzerland, ILS and dog business). $93 $98 Q4 2016A Q4 2017E $15 $16 17% 17% Q4 2016A Q4 2017E EBITDA EBITDA margin

Update on Commercial Reorganization 36 Monthly Total CRS Net Orders CRS Biopharma RFPs $72 $410 $408 In August 2017, Envigo hired Craig Boyd as Chief Commercial Officer, a 20-year veteran in pharma sales and marketing The Company implemented a commercial reorganization in Q3 2017 and has begun to see improved momentum In certain regions in Europe, regulatory requirements exist which prolonged the transition process, resulting in a portion of the commercial team having a slower uptake period with regard to new sales territories Specifically, sales staff in the impacted regions were not able to transition activities until October, resulting in lower order volume for CRS and lower RMS sales from July to October The Company has experienced strong RFP and authorizations activity in November and December 2017 particularly among its largest customer segment, biopharma Reorganized sales force better aligned to increase reach, frequency and wins across all customer segments +11% YoY growth ($mm) ($mm) $21 (TTM average) $176 $194 Q4 '16 Q4 '17 $11 $20 $29 Oct '17 Nov '17 Dec '17

Historical CRS Business Trends 37 Presented on a rolling LTM basis Shown on a constant currency basis, excludes discontinued and divested operations (Switzerland and ILS). CRS LTM Gross and Net Orders(1,2) ($mm) Gross orders have been steady over the last two years, despite the closure of one of the segment’s largest sites (Switzerland) Cancellation rates increased in mid-2016 after a period of being below historical norms, but have returned to normal levels in TTM Strong pipeline of new proposals / bids expected to drive continued growth in near-term 230 240 251 262 268 262 252 239 236 261 256 257 19 20 20 14 10 14 24 28 31 24 18 17 249 260 270 276 278 276 275 267 268 285 274 275 $0 $50 $100 $150 $200 $250 $300 Q1 2015A Q2 2015A Q3 2015A Q4 2015A Q1 2016A Q2 2016A Q3 2016A Q4 2016A Q1 2017A Q2 2017A Q3 2017A Q4 2017 Net Orders Gross Orders

CRS Cancellations Summary 38 Note: Shown on a constant currency basis; excludes discontinued and divested operations (Switzerland and ILS). Cancellations ($mm) High cancellation rates and study delays in Q2/Q3 2016 significantly impacted CRS revenues and EBITDA Approximate $10mm and $5mm impact on revenue and EBITDA, respectively, attributable to above average cancellations in Q2/Q3 2016 Historically, cancellations have averaged ~$5mm per quarter Cancellations over the last five quarters have returned to normalized levels (5.4) (4.4) (2.5) (1.5) (1.6) (8.5) (12.3) (5.2) (5.5) (0.9) (6.8) (4.3) (14.0) (12.0) (10.0) (8.0) (6.0) (4.0) (2.0) 0.0 Q1 15 Q2 15 Q3 15 Q4 15 Q1 16 Q2 16 Q3 16 Q4 16 Q1 17 Q2 17 Q3 17 Q4 17

Achievable Normalized CRS Growth Forecast 39 CRS Adj. Revenue(1,2) ($mm) Estimated impact of above-average cancellations $244 $253 Management estimates that negative impact to CRS revenue from above-average cancellations in Q2-Q3 2016 is approximately $2mm in 2016 and $8mm in 2017E On a constant currency basis, this implies 3.8% revenue growth for 2018 forecast vs. normalized 2017E(2) +6.0% CC +3.8% CC Shown on a constant currency basis (GBP-USD 1.35 and EUR-USD 1.20), excludes discontinued and divested operations (Switzerland and ILS). 2018 Adj. Revenue based on estimated range of $263-278mm. ($mm) $246 $261 $271 2016A 2017E 2018P

Chemical & Crop Protection Sector Dynamics 40 Chemical Industry Regulations and New Products Drive Post-REACH Business World regulators are increasingly looking to ensure the safety of chemicals for both humans and the environment, and increasing regulations drive increased volumes for CROs Largest current example is the European REACH legislation Other countries are expected to follow suit, creating future growth Approximately 75% of chemical spend is estimated to be outsourced to CROs due to the complexity of regulatory requirements Global Crop Protection Industry Growth Expected Demand for CRO services driven both by development of new active ingredients and regulations requiring re-testing of older products on the market New actives ingredient programs driven by increasing demand for higher crop yields and better pest control Newly registered compounds in Europe require re-testing every 10 years to ensure compliance to modern safety standards May extend to older registered products (similar to REACH) in the future Total Chemical Testing Spend ($b) Outsourced Crop Protection Testing Spend ($b) ~$0.9B ~$0.4B Source: Wall Street research and L.E.K. analysis. REACH deadline $0.0 $0.2 $0.4 $0.6 $0.8 $1.0 2015 Total Crop Protection Testing Spend 2015 Outsourced Crop Protection Testing Spend $0.7 $0.7 $0.3 $0.3 $0.1 $0.1 $0.0 $0.1 $0.1 $0.1 $0.1 $0.1 $0.2 $0.2 $0.3 $0.3 $0.3 $0.3 ~$1.0B ~$1.1B ~$0.7B ~$0.6B ~$0.5B ~$0.6B $0.0 $0.2 $0.4 $0.6 $0.8 $1.0 $1.2 2016A 2017E 2018P 2019P 2020P 2021P Catch-up REACH testing Non catch-up REACH testing Other chemical testing

Research Models Market 41 RMS Market Growth ($b) R&D activities in the academic sector and biopharmaceutical industry drive need for animal models, especially mice models Approximately 77% of the animal testing market consists of rats and mice as they best mimic human disease and are smaller and less expensive than higher mammals Envigo is a well-established provider of traditional mouse and rat strains Strongest growth exhibited in Envigo’s core services such as surgery, contract breeding, cryopreservation, and rederivation As niche studies and complex research become more commonplace, biopharmaceutical companies expected to purchase more research models and leverage the efficiency and scale of CROs Secular shift towards higher-margin specialty models and disease-specific models driving market growth Experts expect the percentage of animals purchased by biopharma to increase to ~95+% in the next 5 years Financial support in the form of private investment, grants, and government sponsored funding remains strong Global Animal Usage for Experimental Purposes ’16A – ’21P CAGR = ~4% Source: L.E.K. analysis. (millions of animals) $0.6B $0.7B $0.7B $0.8B $0.8B $0.8B $1.0B $1.1B $1.1B $1.2B $1.3B $1.3B ~$1.7B ~$1.8B ~$1.9B ~$1.9B ~$2.0B ~$2.1B $0.0 $0.6 $1.2 $1.8 $2.4 2016A 2017E 2018P 2019P 2020P 2021P Services Animal Models 67% 68% 70% 14% 12% 8% 7% 10% 14% 12% 10% 8% ~59 M ~60 M ~60 M 0 10 20 30 40 50 60 70 80 2008 2011 2015 Mice Rats Fish Other

Capital Expenditures

($mm)	2015A	2016A	2017E	2018P
Maintenance and Regulatory	$10	$15	$10	$10
Profit Growth	$6	$4	$4	$10
Capex	**$16**	**$19**	**$14**	**$20**
% of Revenue[3]	*4%*	*5%*	*3%*	*5%*
Adj. EBITDA - Capex	**$41**	**$44**	**$54**	**$63**
% Conversion	*72%*	*69%*	*80%*	*76%*

Recent Capital Investments

- State-of-the-analytical equipment across CRS facilities to provide higher sensitivity assays, enhanced data integrity and faster throughput
- Next generation digital telemetry equipment at several CRS facilities to provide continuous monitoring of key cardiovascular safety measures, supporting client and regulatory demand for better insight into potential test agent cardiac toxicity
- Expansion of primate/multi-species capacity at multiple sites to create more capacity for highest demand toxicology services
- Upgraded HVAC and electrical systems at Princeton facility to improve biosecurity and energy efficiency
- Expanded surgery capacity in RMS to meet rising demand for surgically modified models

1) 2017 financial information is preliminary and subject to change.
2) 2018 Adj. EBITDA figure based on the estimated range of $80-86mm.
3) Excludes discontinued and divested operations (Switzerland, ILS and dog business).

42

Non-GAAP Reconciliation – Pro Forma Adj. EBITDA 43 Note: Estimates above represent mid-point of 2018E revenue forecast of $414-438mm and EBITDA forecast of $80-86mm. Relates to unrealized foreign exchange gains/losses on intercompany loans. Transactional Fx represents foreign exchange transactional gains and losses from transactions such as receivables and payables denominated in a foreign currency for which the transaction date and settlement date are different. (2) (1) 2015A Q1 16 Q2 16 Q3 16 Q4 16 2016A Q1 17 Q2 17 Q3 17 LTM 09/30/2017 2017E 2018E Revenue $439 $108 $110 $103 $94 $415 $101 $99 $104 $398 $402 $426 Revenue from discontinued Swiss operations (9) 0 0 0 0 0 0 0 0 0 0 0 Revenue from divested ILS operations (7) (1) (2) (2) (0) (5) 0 0 0 (0) 0 0 Revenue from divested dog business (5) (1) (2) (1) (1) (5) (2) (1) (1) (5) (5) 0 Adjusted Revenue $417 $106 $106 $100 $93 $405 $99 $98 $103 $393 $397 $426 Translational Fx (gain)/loss (18) (2) (3) 1 5 2 7 4 2 18 15 0 Constant currency Adjusted Revenue $399 $104 $104 $101 $98 $407 $106 $102 $105 $411 $412 $426 Consolidated net income/(loss) ($68) ($8) ($0) ($20) ($11) ($40) $2 $1 ($2) ($10) Interest expense, net 45 12 12 12 12 47 11 12 12 47 Taxation 2 2 (1) (2) (3) (4) 4 0 1 1 Depreciation and amortization 29 6 6 6 6 23 5 6 5 22 Adjustments - "above the line" GAAP pension expense 2 1 1 1 0 3 1 1 1 3 Stock compensation (credit)/expense 9 (1) (3) 1 (1) (5) (3) (0) 0 (4) Integration and transition costs 12 1 2 1 (0) 4 0 0 0 (0) Restructuring costs 1 0 0 4 3 7 1 1 2 6 Other adjustments 2 1 (4) (0) (0) (3) (0) (0) 0 (0) Sponsor management fees and expenses 2 1 1 1 1 3 1 1 1 2 EBITDA losses from discontinued Swiss operations 11 1 1 0 (1) 1 0 0 0 (1) Adjustments - "below the line" Loss in extinguishment of debt 0 0 0 0 3 3 0 0 0 3 Fx (gain)/loss on intercompany loans 12 1 7 3 9 21 (2) (7) (3) (2) Goodwill impairment loss 0 0 0 0 1 1 0 0 0 1 Loss (gain) on disposition of assets (1) 0 (1) 6 (1) 3 0 0 1 (1) Adjusted EBITDA $57 $16 $19 $13 $15 $64 $19 $14 $18 $67 $68 $83 Translational Fx (gain)/loss (8) (1) (1) 0 1 0 (0) 2 0 4 2 0 Transactional Fx (gain)/loss (2) (1) (1) (0) 0 (3) (0) 2 1 2 1 Constant currency Pro Forma Adjusted EBITDA $47 $14 $17 $13 $17 $61 $19 $18 $19 $73 $71 $83

Non-GAAP Reconciliation – Adjusted Net Income

ENVIGO

($mm)	2015A	Q1 16	Q2 16	Q3 16	Q4 16	2016A	Q1 17	Q2 17	Q3 17
Net (loss) income as reported	**($68)**	**($8)**	**($0)**	**($20)**	**($11)**	**($40)**	**$2**	**$1**	**($2)**
Loss/(income) from Swiss discontinued operations	14	2	1	0	(2)	1	0	0	0
Loss/(income) from divested businesses(1)	0	1	0	(0)	0	1	(0)	0	(0)
Stock based compensation expense/(credit)(2)	9	(1)	(3)	1	(1)	(5)	(3)	(0)	0
Monitoring fees(3)	2	1	1	1	1	3	1	1	1
Legacy private company expenses(3)	3	1	1	1	1	3	1	1	1
Amortization(4)	9	2	2	2	2	8	2	2	2
Restructuring & non-recurring items(5)	11	2	(3)	6	2	7	1	1	2
Loss on extinguishment of debt(6)	0	0	0	0	3	3	0	0	0
Goodwill impairment loss(7)	0	0	0	0	1	1	0	0	0
Fx (gain)/loss on intercompany loans(8)	12	1	7	3	9	21	(2)	(7)	(3)
(Gain)/loss on sale of assets(9)	0	0	(1)	6	(1)	3	0	0	0
Non-GAAP tax adjustment benefit/(expense)	(10)	(1)	(1)	(3)	(2)	(6)	0	(1)	(1)
Adjusted Net Income	**($17)**	**($2)**	**$5**	**($4)**	**$0**	**($1)**	**$1**	**($2)**	**($1)**
Supplemental Information									
Depreciation	$21	$4	$4	$4	$4	$15	$3	$4	$4
Interest Expense	$45	$12	$12	$12	$12	$47	$11	$12	$12
Pension Expense	$2	$1	$1	$1	$0	$3	$1	$1	$1

Pro forma for the Refinancing and assuming current LIBOR, annual GAAP interest expense expected to be approximately $24mm

1) Envigo divested ILS, a non-core food testing business, in October 2016; it was part of the CRS segment. Envigo divested dog business in October 2017; it was part of RMS segment.
2) Relates to periodic revaluation of Stock Appreciation Rights.
3) Private equity monitoring fees and expenses, and other legacy private company costs that will be eliminated with AHPAC transaction.
4) Intangible amortization relating to 2009 going private transaction and 2014 Harlan acquisition. Includes backlog, customer relationships, trade names, developed technology.
5) Includes severance, accelerated depreciation, and other implementation costs related to business restructuring. Also includes integration costs related to Harlan acquisition. Other non-recurring items include expenses relating to the issuance of equity, insurance deductible and proceeds related to a fire.
6) Relates to the extinguishment of previous financing arrangements.
7) Goodwill impairment loss relating to the RMS Rest of World business.
8) Relates to unrealized foreign exchange gains/losses on intercompany loans.
9) Relates to the loss on sale of assets in Switzerland, the loss on the sale of the non-core food testing business less the gain from casualty insurance proceeds.

44

Revenue Bridge from 2016 to 2018 45 Note: Constant currency figures assume GBP-USD rate of 1.35 and EUR-USD 1.20. Estimated 2018 revenue range of $414-438mm. ($mm) (1) $415 $2 ($10) $407 $6 ($10) $9 $412 ($2) $5 ($7) $18 $426 2016A Fx ILS/Swiss/Dog 2016 CC Adjusted Revenue RMS Price RMS Volume CRS 2017E CC Revenue India exit RMS Price RMS Volume CRS 2018P Revenue

Pro Forma Adjusted EBITDA Bridge from 2016 to 2018 46 Note: Constant currency figures assume GBP-USD rate of 1.35 and EUR-USD rate of 1.20. Estimated 2018 EBITDA range of $80-86mm. ($mm) ~$11mm due to price increases and change orders Remainder from incremental volume at conservative flow-through margins (1) $12 $64 $0 ($3) $61 $6 ($8) $7 $5 $1 $71 $5 ($6) $1 $83

Quarterly Pro Forma Segment Detail 47 Note: Constant FX assumes GPB-USD rate of 1.35 and EUR-USD rate of 1.20. Operating income line items are before intangible amortization expense. Excludes revenue and operating income/losses from discontinued and divested operations (Switzerland and ILS). Excludes dog business. Transactional Fx as defined on page 43. ($mm) (3) 2015A Q1 16 Q2 16 Q3 16 Q4 16 Q1 17 Q2 17 Q3 17 Q4 17E 2015A Q1 16 Q2 16 Q3 16 Q4 16 Q1 17 Q2 17 Q3 17 Q4 17E CRS Revenue (1) $253 $64 $65 $61 $57 $59 $58 $65 $61 $233 $61 $62 $61 $60 $63 $60 $67 $62 CRS Operating Income (1) $55 $16 $19 $13 $17 $19 $12 $18 $15 $47 $16 $18 $13 $18 $19 $14 $18 $16 CRS Adjusted EBITDA (1) $67 $18 $20 $15 $19 $19 $14 $20 $18 $59 $17 $20 $15 $20 $20 $16 $20 $18 RMS Revenue (2) $164 $41 $41 $39 $36 $40 $40 $38 $36 $167 $43 $42 $41 $38 $43 $42 $38 $37 RMS Operating Income (2) $14 $5 $6 $5 $3 $7 $6 $4 $3 $14 $5 $6 $5 $2 $7 $6 $4 $3 RMS EBITDA (2) $21 $7 $7 $6 $4 $8 $7 $5 $5 $21 $6 $7 $6 $4 $8 $7 $5 $5 Corporate PF Operating Loss ($45) ($9) ($8) ($10) ($9) ($8) ($9) ($9) ($7) ($43) ($8) ($7) ($11) ($9) ($9) ($9) ($9) ($7) Corporate PF Adjusted EBITDA ($31) ($8) ($8) ($8) ($7) ($8) ($7) ($7) ($6) ($31) ($8) ($8) ($8) ($7) ($9) ($8) ($7) ($6) Envigo Revenue (1,2) $417 $106 $106 $100 $93 $99 $98 $103 $98 $399 $104 $104 $101 $98 $106 $102 $105 $99 Envigo PF Adjusted Operating Income (1,2) $24 $13 $17 $7 $11 $17 $9 $13 $12 $17 $13 $17 $7 $12 $17 $11 $13 $12 Envigo PF Adjusted EBITDA (1,2) $57 $16 $19 $13 $15 $19 $14 $18 $16 $49 $16 $19 $13 $17 $19 $16 $18 $16 Transactional Fx (3) ($2) ($1) ($2) ($0) $0 ($0) $2 $1 ($1) ($2) ($1) ($1) ($0) $0 ($0) $2 $1 ($1) CRS Adjusted EBITDA excl. Transactional Fx (1) $65 $17 $18 $15 $19 $19 $16 $21 $17 $57 $16 $18 $15 $20 $19 $18 $21 $17 Envigo PF Adjusted EBITDA excl. Transactional Fx (1,2) $55 $15 $17 $13 $16 $19 $16 $19 $15 $47 $14 $17 $13 $17 $19 $18 $19 $16 Actual Fx Constant Fx